Exhibit 99.1

GEROVA Financial Group Delisting Hearing Postponed by NYSE Amex

Manchester, United Kingdom, April 23, 2010 – GEROVA Financial Group, Ltd. (NYSE Amex:  GFC), a specialty reinsurance company, today announced that the NYSE Amex LLC (the “Exchange”) has postponed the delisting hearing originally scheduled for April 12, 2010, pending review and verification of  information provided by the Company related to its compliance with listing standards.

As previously disclosed, on February 23, 2010, the Exchange informed the Company of its intent to initiate proceedings to delist GEROVA’s securities from the Exchange in accordance with Section 341 of the Exchange’s Company Guide because, following the Company’s consummation of certain transactions in January 2010, the Exchange determined that the Company may not meet the applicable minimum public shareholder requirement for original listing. Thereafter, the Company provided information and documentation to the Exchange’s staff to substantiate its position that it is in full compliance with all of the Exchange’s original listing standards, including the public holder requirement.  In response to GEROVA’s submissions, the Exchange Staff postponed the delisting hearing.

While there can be no assurances about the ultimate outcome, during this process, the Company’s securities will remain listed and traded on the Exchange.

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd., is a specialty reinsurance company, based in Manchester, England, that was recently established to take advantage of opportunities arising from financial market dislocations. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. In January 2010, GEROVA acquired approximately $650 million in equity capital, including an existing loan portfolio. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, the target acquisitions and the Company’s business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) the Company’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s target businesses or in approving the Transaction; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Investor Contact:	Media Contact:
Peter Poulos	Elizabeth Cheek
Senior Vice President	Account Supervisor
Hill & Knowlton New York	Hill & Knowlton New York
p: +1 (212) 885 0588	p: +1 (212) 885 0682
peter.poulos@hillandknowlton.com	elizabeth.cheek@hillandknowlton.com